UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 8)*

QUEST DIAGNOSTICS INCORPORATED

(Name of Issuer)

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Common Stock, $.01 Par Value

(Title of Class of Securities)

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74834L 10 0

(CUSIP NUMBER)

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Victoria A. Whyte, GlaxoSmithKline plc

980 Great West Road

Brentford, Middlesex TW8 9GS

Telephone: +44 (0)208 047 5000

(Name, address and telephone number of person authorized to receive notices and communications)

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March 19, 2009

(Date of Event That Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. /___/

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

This Amendment No. 8 amends and supplements the Statement of Schedule 13D electronically filed with the Securities and Exchange Commission (the “Commission”) on August 25, 1999 (the “Initial Statement”), and subsequent amendments filed electronically with the Commission on May 14, 2001, May 22, 2002, June 29, 2004, December 15, 2004, June 14, 2006, February 16, 2007 and September 18, 2008.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

The undersigned hereby further amends and supplements Items 2 and 5 of the Initial Statement to include the following information (capitalized terms used herein without definition shall have the meaning as set forth in the Initial Statement).

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CUSIP No. 74834L 10 0

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

GlaxoSmithKline plc

98-0101920

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2	Check the Appropriate Box if a Member of a Group

a / /

b / /

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3	SEC USE ONLY

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4	Source of Funds

OO

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5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e)

/ /

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6	Citizenship or Place of Organization

England and Wales

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Number of Shares Beneficially Owned by Each Reporting Person With:

7.	Sole Voting Power: 0

8.	Shared Voting Power: 30,755,151

9.	Sole Dispositive Power: 0

10.	Shared Dispositive Power: 30,755,151

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11	Aggregate Amount Beneficially Owned by Each Reporting Person

30,755,151

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12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares

/ /

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13	Percent of Class Represented by Amount in Row (11)

16.5%

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14	Type of Reporting Person

CO

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CUSIP No. 74834L 10 0

Item 1. Security and Issuer

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Item 2. Identity and Background

(a)

(b)

(c)	Set forth in Schedule I to this Amendment (“Schedule I”) are the name, business address and present principal occupation or employment of each executive officer and director of the Company.

(d)

During the last five years, there have been no criminal proceedings against the Company or, to the best knowledge of the Company, any of the other persons with respect to whom information is given in response to this Item 2.

(e)

During the last five years, neither the Company nor, to the best knowledge of the Company, any of the other persons with respect to whom information is given in response to this Item 2 has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

(f)	The citizenship of each executive officer and director of the Company is set forth in Schedule I.

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Item 3. Source and Amount of Funds or Other Consideration

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Item 4. Purpose of Transaction

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Item 5. Interest in Securities of the Issuer

(a)	Registered Name	No. of Shares	Percent
	SB Holdings Capital Inc.	30,755,151	16.5%

(b)

(c)               All shares of common stock of the Issuer (the “Shares”) previously registered in the name of SmithKline Beecham Corporation were transferred to SB Holdings Capital Inc. The reported Share amounts for SB Holdings Capital Inc. reflect amounts as of March 19, 2009. SB Holdings Capital Inc. effected the following transactions with respect to the Shares:

(i)

On March 17, 2009, SB Holdings Capital Inc. sold 500,000 Shares in the open market through J.P. Morgan Securities Inc. at a weighted average price of $45.4983 per Share, in the price range of $45.00 to $45.94.

(ii)

On March 18, 2009, SB Holdings Capital Inc. sold 500,000 Shares in the open market through J.P. Morgan Securities Inc. at a weighted average price of $45.7041 per Share, in the price range of $45.23 to $46.53.

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CUSIP No. 74834L 10 0

(iii)

On March 19, 2009, SB Holdings Capital Inc. sold 237,500 Shares in the open market through J.P. Morgan Securities Inc. at a weighted average price of $44.3872 per Share, in the price range of $44.06 to $45.67.

(iv)	On March 19, 2009, SB Holdings Capital Inc. sold 4,511,657 Shares back to the Issuer at a price of $44.3296 per Share.

(d)

(e)

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 7. Material to be Filed as Exhibits

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CUSIP No. 74834L 10 0

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 20, 2009

GLAXOSMITHKLINE PLC
By:	/s/ Victoria A. Whyte
Victoria A. Whyte Deputy Company Secretary

SCHEDULE I

Name	Business Address	Principal Occupation or Employment	Citizenship
Board of Directors
Andrew Witty	980 Great West Road Brentford Middlesex, England TW8 9GS	Chief Executive Officer	British
Julian Heslop	980 Great West Road Brentford Middlesex, England TW8 9GS	Chief Financial Officer	British
Dr. Moncef Slaoui	709 Swedeland Road King of Prussia, PA 19046	Executive Director Chairman Research & Development	Belgian
Sir Christopher Gent	980 Great West Road Brentford Middlesex, England TW8 9GS	Company Director	British
Dr. Stephanie Burns	980 Great West Road Brentford Middlesex, England TW8 9GS	Company Director	USA
Lawrence Culp	980 Great West Road Brentford Middlesex, England TW8 9GS	Company Director	USA
Sir Crispin Davis	980 Great West Road Brentford Middlesex, England TW8 9GS	Company Director	British

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CUSIP No. 74834L 10 0

Sir Deryck Maughan	980 Great West Road Brentford Middlesex, England TW8 9GS	Company Director	British
Dr. Daniel Podolsky	980 Great West Road Brentford Middlesex, England TW8 9GS	Company Director	USA
Sir Ian Prosser	980 Great West Road Brentford Middlesex, England TW8 9GS	Company Director	British
Dr. Ronaldo Schmitz	980 Great West Road Brentford Middlesex, England TW8 9GS	Company Director	British
Tom de Swaan	980 Great West Road Brentford Middlesex, England TW8 9GS	Company Director	Dutch
Sir Robert Wilson	980 Great West Road Brentford Middlesex, England TW8 9GS	Company Director	British
Professor Sir Roy Anderson	980 Great West Road Brentford Middlesex, England TW8 9GS	Company Director	British
Corporate Executive Team
Andrew Witty	980 Great West Road Brentford Middlesex, England TW8 9GS	Chief Executive Officer	British
Julian Heslop	980 Great West Road Brentford Middlesex, England TW8 9GS	Chief Financial Officer	British
Daniel Troy	One Franklin Plaza Philadelphia, PA 19102	Senior Vice President & General Counsel	USA
John Clarke	One Franklin Plaza Philadelphia, PA 19102	President Consumer Healthcare	New Zealand
Marc Dunoyer	GSK Building 6-15, Sendagaya 4 chome, Shibuya-ku, Tokyo 151-8566	President Asia Pacific / Japan	French

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Abbas Hussain	980 Great West Road Brentford Middlesex, England TW8 9GS	President, Emerging Markets	British
Duncan Learmouth	980 Great West Road Brentford Middlesex, England TW8 9GS	Senior Vice President, Corporate Communications and Community Partnerships	British
William Louv	One Franklin Plaza Philadelphia, PA 19102	Chief Information Officer	USA
Daniel J. Phelan	One Franklin Plaza Philadelphia, PA 19102	Chief of Staff	USA
Claire Thomas	980 Great West Road Brentford Middlesex, England TW8 9GS	Senior Vice President, Human Resources	British
David Pulman	Five Moore Drive PO Box 13398 Research Triangle Park North Carolina 27709	President, Global Manufacturing & Supply	British
Dr. Moncef Slaoui	709 Swedeland Road King of Prussia, PA 19046	Executive Director Chairman, Research and Development	Belgian
David Redfern	980 Great West Road Brentford Middlesex, England TW8 9GS	Chief Strategy Officer	British
Jean Stéphenne	Rue de l’Institut 89 B-1330 Rixensar Belgium	President and General Manager, Biologicals	Belgian
Edward Gray	980 Great West Road Brentford Middlesex, England TW8 9GS	President, Pharmaceuticals Europe	British
Simon Bicknell	980 Great West Road Brentford Middlesex, England TW8 9GS	Senior Vice President, Company Secretary & Compliance Officer	British
Deirdre Connelly	One Franklin Plaza Philadelphia, PA 19102	President, North America Pharmaceuticals	USA

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